U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

EXECUTION COPY
SUPPORT AND MERGER AGREEMENT
among
TERRA NOVA ROYALTY CORPORATION,
TTT ACQUISITION CORP.
- and -
MASS FINANCIAL CORP.
September 24, 2010

(i)

(ii)

SUPPORT AND MERGER AGREEMENT
THIS AGREEMENT made the 24th day of September, 2010,
AMONG:
TERRA NOVA ROYALTY CORPORATION, a corporation existing under the laws of the Province of British Columbia, Canada,
(hereinafter called “Terra Nova”),
AND
TTT ACQUISITION CORP., a corporation existing under the laws of Barbados,
(hereinafter called “Terra Nova Subco”)
AND
MASS FINANCIAL CORP., a corporation existing under the laws of Barbados,
(hereinafter called “Mass”)
WHEREAS it is proposed that Terra Nova Subco shall commence a tender offer to acquire all of the Common Shares (as hereinafter defined) on the terms and subject to the conditions contained herein;
AND WHEREAS it is also proposed that, following the consummation of the Offer, Terra Nova Subco will amalgamate with Mass in accordance with the Barbados Act (as hereinafter defined) on the terms and subject to the conditions contained herein;
AND WHEREAS the Offer and the subsequent amalgamation are intended to be treated as an integrated transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;
AND WHEREAS the board of directors of Mass (the “Mass Board”) has determined, after receiving financial and legal advice and following the receipt and review of the recommendations from its Special Committee (as hereinafter defined), that it would be in the best interests of Mass for the Mass Board to cooperate with Terra Nova and Terra Nova Subco, take all reasonable action to support the Offer and recommend acceptance of the Offer to Shareholders (as hereinafter defined) in writing, all on the terms and subject to the conditions contained herein;
NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement (including the recitals and Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings, unless otherwise expressly stated or the context requires otherwise:
(a) “Acquisition Proposal” shall have the meaning set out in Section 7.2(a);
(b) “Agreement” means this Support and Merger Agreement and any amendments thereto;
(c) “Alternative Transaction” shall have the meaning set out in Section 7.9(b);
(d) “Amalgamation Articles” shall have the meaning set out in Section 3.2(b);
(e) “Applicable Plans” shall have the meaning set out in Section 23(a) of Schedule C;
(f) “Appointment Time” shall have the meaning set out in Section 6.1;
(g) “Barbados Act” means the Companies Act Cap. 308 (Barbados);
(h) “business day” means any day (other than a Saturday or Sunday) on which commercial banks located in the Cities of Vancouver, British Columbia, Canada and New York, New York are open for the conduct of business;
(i) “Certificate of Amalgamation” shall have the meaning set out in Section 3.2(b);
(j) “Circular” means a take-over bid circular and registration statement of Terra Nova and Terra Nova Subco in respect of the Offer on Form F-4 under the Securities Act (or other equivalent form) and in accordance with Laws;
(k) “Code” means the United States Internal Revenue Code of 1986, as amended;
(l) “Common Share” means a Class A Common Share in the capital of Mass together with any associated SRP Right;
(m) “Competing Proposal” means: (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Mass; (ii) any purchase or other acquisition by a person of such number of Common Shares or any rights or interests therein or thereto which together with such person’s other direct or indirect holdings of Common Shares and the holdings of any other person or persons with whom such first person may be acting jointly or in concert constitutes at least 30% of the outstanding Common Shares; (iii) any similar business combination or transaction, of or involving Mass; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing, from any person other than Terra Nova or a Terra Nova Subsidiary, in any case that is made either (i) prior to the termination of this Agreement or (ii) prior to the termination of another Competing Proposal;

(n) “Confidentiality Agreement” means the confidentiality agreement dated August 18, 2010 between Mass and Terra Nova;
(o) “Contemplated Transactions” means the making of the Offer, the consummation of the transactions contemplated herein and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Common Shares under the Offer, the Merger, any Subsequent Acquisition Transaction and any other subsequent amalgamation of Terra Nova Subco and Mass;
(p) “Convertible Bonds” means the convertible subordinated bonds due 2015 of Mass and issued pursuant to the Convertible Bond Trust Indenture;
(q) “Convertible Bond Trust Indenture” means the trust indenture made between Mass and Bond and Share Administrators Limited as trustee dated as of July 3, 2006 which governs the Convertible Bonds;
(r) “Convertible Securities” shall have the meaning set out in Section 2.1(a);
(s) “Designated Officer” shall have the meaning set out in Section 2.4(c);
(t) “Diligence Period” shall have the meaning set out in Section 7.2(b);
(u) “Directors’ Circular” shall have the meaning set out in Section 2.2;
(v) “Effective Time” means the time at which a Certificate of Amalgamation is issued by the Registrar under the Barbados Act in respect of a Merger or any other amalgamation or merger effected by the parties pursuant to a Subsequent Acquisition Transaction;
(w) “Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
(x) “Exchange Act” shall have the meaning set out in Section 10(b) of Schedule C;
(y) “Existing Employment Arrangements” shall have the meaning set out in Section 2.4(b);
(z) “Expiry Time” shall have the meaning set out in Section 2.1(e);
(aa) “fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, other than the SRP Rights and other than those that are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time;

(bb) “Governmental Entity” means any (i) multinational, supranational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange including the NYSE and the Vienna Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(cc) “Latest Mailing Time” shall have the meaning set out in Section 2.1(b);
(dd) “Laws” means any applicable laws including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;
(ee) “Mass” means Mass Financial Corp., a corporation organized under the laws of Barbados;
(ff) “Mass Board” shall have the meaning set out in the recitals to this Agreement;
(gg) “Mass Contracts” shall have the meaning set out in Section 22 of Schedule C;
(hh) “Mass Disclosure Letter” means the disclosure letter delivered by Mass to Terra Nova and Terra Nova Subco contemporaneously with the execution and delivery of this Agreement;
(ii) “Mass Financial Advisor” means a financial advisor engaged by Mass;
(jj) “Mass Parties” shall have the meaning set out in Section 7.2(a);
(kk) “Mass Permits” shall have the meaning set out in Section 20 of Schedule C;
(ll) “Mass Public Documents” shall have the meaning set out in Section 6 of Schedule C;
(mm) “Mass Shareholders” means all Shareholders other than Terra Nova and any Terra Nova Subsidiary, to the extent applicable;
(nn) “Mass Subsidiaries” means Subsidiaries of Mass;
(oo) “Mass Termination Payment” shall have the meaning set out in Section 8.2(d);

(pp) “Mass Termination Payment Event” shall have the meaning set out in Section 8.2(d);
(qq) “Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), condition (financial or otherwise), operations, results of operations or prospects, of that person and its Subsidiaries taken as a whole, other than any effect:
(i)	relating to the economies of the United States, Canada and China or to political conditions or securities markets in general;
(ii)	affecting the mining industry in general, including, without limitation, those affecting markets and prices for iron ore and iron ore products;
(iii)	relating to a change in the market trading price of shares of that person, either:
(A)	related to this Agreement and the Offer or the announcement thereof, or
(B)
related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (iii) or (iv) hereof;

(iv)
relating to any of the principal markets served by that person’s business generally (including the business of that person’s Subsidiaries) or shortages or price changes with respect to raw materials, metals, transportation or other products or services used or sold by that person or its Subsidiaries; or

(v)
relating to any generally applicable change in Laws or regulations (other than orders, judgments or decrees against that person or any of its Subsidiaries) or in applicable generally accepted accounting principles;

provided, however, that such effect referred to in clause (i), (iii), (iv) or (v) above does not primarily relate to (or have the effect of primarily relating to) that person and its Subsidiaries, taken as a whole, or disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate;
(rr) “Merger” shall have the meaning set out in Section 3.1;
(ss) “Merger Closing” shall have the meaning set out in Section 3.2(a);
(tt) “Merger Closing Date” shall have the meaning set out in Section 3.2(a);

(uu) “Minimum Tender Condition” shall have the meaning set out in paragraph (a) of Schedule A;
(vv) “NYSE” means the New York Stock Exchange;
(ww) “Offer” shall have the meaning set out in Section 2.1(a);
(xx) “Offer Price” shall have the meaning set out in Section 2.1(a);
(yy) “Officer’s Certificate” means a certificate of an officer of Mass acceptable to Terra Nova and Terra Nova Subco in such officer’s capacity as an officer of Mass and not in such officer’s personal capacity;
(zz) “Outside Date” shall have the meaning set out in Section 8.1(e);
(aaa) “party” means a party to this Agreement, unless the context otherwise requires;
(bbb) “person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative;
(ccc) “Pre-Acquisition Reorganization” shall have the meaning set out in Section 7.8;
(ddd) “Regulatory Laws” means all applicable supranational, national, federal, state, provincial and local laws, statutes, rules and regulations designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolizing or restraining trade or lessening competition;
(eee) “Right to Match Period” shall have the meaning set out in Section 7.2(h);
(fff) “Securities Act” means the United States Securities Act of 1933;
(ggg) “Separation Time” shall have the meaning set out in the Shareholder Rights Plan;
(hhh) “Shareholders” means the holders of Common Shares;
(iii) “Shareholder Rights Plan” means the shareholder rights plan set out in the amended and restated Shareholder Rights Plan Agreement dated as of May 13, 2008 (amending and restating the Shareholder Rights Plan Agreement dated July 2, 2006) between Mass and Bond and Share Administrators Limited, as rights agent, or any other shareholder rights plan adopted by the Mass Board;
(jjj) “Significant Investees” means any person (other than a Mass Subsidiary) in which Mass, directly or indirectly, owns an equity interest that is material to Mass;
(kkk) “Special Committee” means the special committee of the Mass Board;

(lll) “SRP Right” means a right issued under the Shareholder Rights Plan and attached to a Common Share;
(mmm) “Subsequent Acquisition Transaction” shall have the meaning set out in Section 3.3;
(nnn) “Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;
(ooo) “Superior Proposal” shall have the meaning set out in Section 7.2(a);
(ppp) “Surviving Corporation” shall have the meaning set out in Section 3.1;
(qqq) “Tax” or “Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;
(rrr) “Terminated Officer” shall have the meaning set out in Section 2.4(c);
(sss) “Terra Nova” means Terra Nova Royalty Corporation, a corporation organized under the laws of the Province of British Columbia;
(ttt) “Terra Nova Assignee” shall have the meaning set out in Section 8.2(c);
(uuu) “Terra Nova Contracts” shall have the meaning set out in Section 15 of Schedule B;
(vvv) “Terra Nova Disclosure Letter” means the disclosure letter delivered by Terra Nova and Terra Nova Subco to Mass contemporaneously with the execution and delivery of this Agreement;
(www) “Terra Nova Expense Reimbursement Payment” shall have the meaning set out in Section 8.2(b);
(xxx) “Terra Nova Meeting” means a meeting of the holders of the common shares of Terra Nova with respect to obtaining Terra Nova Shareholder Approval;

(yyy) “Terra Nova Meeting Circular” means the notice of the Terra Nova Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Terra Nova Shareholders in connection with the Terra Nova Meeting, as amended, supplemented or otherwise modified from time to time;
(zzz) “Terra Nova Permits” shall have the meaning set out in Section 13 of Schedule B;
(aaaa) “Terra Nova Percentage” shall have the meaning set out in Section 2.4(a);
(bbbb) “Terra Nova Public Documents” shall have the meaning set out in Section 5 of Schedule B;
(cccc) “Terra Nova Shareholder Approval” means the approval of the Terra Nova Shareholders by ordinary resolution of the issuance of common shares by Terra Nova pursuant to the Contemplated Transactions in accordance with the policies of the NYSE;
(dddd) “Terra Nova Shareholders” means the holders of Terra Nova’s common shares;
(eeee) “Terra Nova Subco” means TTT Acquisition Corp., a corporation organized under the laws of Barbados;
(ffff) “Terra Nova Subsidiaries” means Subsidiaries of Terra Nova;
(gggg) “Terra Nova Termination Payment” shall have the meaning set out in Section 8.2(a);
(hhhh) “Terra Nova Termination Payment Event” shall have the meaning set out in Section 8.2(a);
(iiii) “Top-Up Option” shall have the meaning set out in Section 2.8(a);
(jjjj) “Top-Up Option Shares” shall have the meaning set out in Section 2.8(a); and
(kkkk) “Unsolicited Proposal” shall have the meaning set out in Section 7.2(b).
1.2 Construction and Interpretation
In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a) references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;
(b) references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c) words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;
(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;
(e) references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations, rules and interpretations issued thereunder or pursuant thereto;
(f) references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;
(g) wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively; and
(h) references to the knowledge of a party means the actual knowledge of the senior officers of such party.
1.3 Currency
Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States of America dollars.
1.4 Schedules
The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

A	Conditions of the Offer
B	Representations and Warranties of Terra Nova and Terra Nova Subco
C	Representations and Warranties of Mass
ARTICLE 2
THE OFFER
2.1 The Offer
(a) Terra Nova and Mass shall promptly jointly publicly announce Terra Nova Subco’s intention to make an offer and, subject to the terms and conditions set forth below, and Terra Nova Subco shall, and Terra Nova shall cause Terra Nova Subco to, make an offer (the “Offer”) to purchase all outstanding Common Shares, including Common Shares that are issuable (and that, prior to the Expiry Time are actually issued) including upon the conversion, exchange or exercise of other securities of Mass that are convertible into or exchangeable or exercisable for Common Shares (collectively, the “Convertible Securities”), for consideration per Common Share consisting of one (1) common share of Terra Nova (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, subject to Section 2.1(g), removing or waiving any condition or extending the date by which Common Shares may be deposited. Terra Nova Subco shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b) Terra Nova and Terra Nova Subco shall prepare and make the Offer pursuant to the Circular in accordance with Laws. Terra Nova and Terra Nova Subco shall mail the Circular in accordance with Laws to each registered holder of Common Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (New York time) on October 7, 2010 (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that if the mailing of the Circular is delayed by reason of Mass not having provided to Terra Nova and Terra Nova Subco any information pertaining to Mass that is necessary for the completion of the Circular by Terra Nova and Terra Nova Subco, or not having provided Terra Nova and Terra Nova Subco with such other assistance in the preparation of the Circular as may be reasonably requested by Terra Nova or Terra Nova Subco in order that the Circular comply in all material respects with Laws, or not having provided the lists referred to in Section 2.1(h)(v), then the Latest Mailing Time shall be extended to 11:59 p.m. (New York time) on the fifth business day following the date on which Mass supplies such necessary documents, information, lists or other assistance.
(c) Prior to the printing of the Circular, Terra Nova and Terra Nova Subco shall provide Mass and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Terra Nova, acting reasonably.
(d) Provided all of the conditions to the Offer set out in Schedule A hereto shall have been waived (where permitted hereby) by Terra Nova and Terra Nova Subco or satisfied, Terra Nova Subco shall take up and pay for all of the Common Shares tendered under the Offer as soon as reasonably practicable and, in any event, not later than three business days following the time at which Terra Nova Subco becomes entitled to take-up such Common Shares under the Offer pursuant to Laws.
(e) The Offer shall be made in accordance with Laws and shall expire not earlier than 5:00 p.m. (New York time) on the 20th business day after the date that the Offer is first commenced by virtue of being mailed to all registered Shareholders, subject to the right of Terra Nova Subco to extend from time to time the period during which Common Shares may be deposited under the Offer (such time on such date, as the same may be extended, is referred to herein as the “Expiry Time”). The Offer shall be subject to the conditions set forth in Schedule A to this Agreement. Terra Nova and Terra Nova Subco shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.
(f) Subject to Section 2.1(g), Terra Nova Subco may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Terra Nova Subco shall not, without the prior consent of Mass, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

(g) Terra Nova Subco may not decrease (including by waiver thereof) the Minimum Tender Condition to less than 50.01% of the Common Shares then outstanding (calculated on a fully diluted basis) without the prior written consent of Mass, provided that nothing herein shall prevent Terra Nova Subco from, at its sole discretion, decreasing (including by waiver thereof) the Minimum Tender Condition or removing or waiving the Minimum Tender Condition in order to take up no more than 20% of the then outstanding Common Shares under the Offer.
(h) The obligation of Terra Nova Subco to make the Offer, and the obligation of Terra Nova to cause Terra Nova Subco to make the Offer, is conditional on the prior satisfaction of the following conditions, all conditions which are included for the sole benefit of Terra Nova and Terra Nova Subco and any or all of which may be waived by Terra Nova and Terra Nova Subco in whole or in part in their sole discretion (other than the condition set out in Section 2.1(h)(ix) below, which may be waived only with the consent of Mass) without prejudice to any other right they may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:
(i)	the obligations of Terra Nova and Terra Nova Subco hereunder shall not have been terminated pursuant to Section 8.1;
(ii)
no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Terra Nova, a Terra Nova Subsidiary or any person acting jointly or in concert with Terra Nova) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iii)
assurances satisfactory to Terra Nova and Terra Nova Subco, acting reasonably, shall have been received by Terra Nova and Terra Nova Subco that all waivers, rulings or orders necessary for Terra Nova Subco to make the Offer and to mail to the Shareholders the Circular have been or will be obtained from all applicable securities commissions or other regulatory authorities;

(iv)
the Mass Board shall have determined that the Offer is fair from a financial point of view to all Mass Shareholders and that the Offer is in the best interests of Mass and, accordingly, shall have unanimously (other than any directors abstaining from voting due to a conflict of interest) approved the entering into of this Agreement and the making of a recommendation that Mass Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect as a withdrawal or taken any other action or made any other public statement in connection with the Offer that is inconsistent with such recommendation;

(v)
on or before 10:00 a.m. (New York time) on September 29, 2010 Mass shall have provided or caused to be provided to Terra Nova and Terra Nova Subco a list of all of the registered Shareholders and holders of Convertible Securities, in each case in electronic form and as of September 24, 2010, and such list of participants in book based nominee registrants such as the Depository Trust Company, Clearstream and CDS & Co. and non-objecting beneficial owners of Common Shares as may be made available to Mass upon request, in each case including address and security holding information for each person, and Mass shall from time to time thereafter promptly provide or cause to be provided supplements of such lists to reflect any changes to the Shareholders and holders of Convertible Securities, as applicable;

(vi)
Mass shall have complied in all respects with its covenants in Section 7.2 and in all material respects with its other covenants in this Agreement and shall have confirmed to Terra Nova and Terra Nova Subco that it has demanded that all third parties: (i) with whom it has discussed an Acquisition Proposal; (ii) to whom it has delivered a confidential information memorandum regarding its assets, operations or securities; or (iii) who have otherwise received any confidential information about Mass, any Mass Subsidiary or, to the knowledge of Mass, any Significant Investee in each case since January 1, 2010, either return any such confidential information or certify its destruction;

(vii)	all representations and warranties of Mass set forth in this Agreement shall be true and correct in all material respects at the time of the making of the Offer;
(viii)	no Material Adverse Effect in respect of Mass and the Mass Subsidiaries, taken as a whole, shall have occurred since December 31, 2009;
(ix)
no cease trade order, injunction or other prohibition at Law shall exist against Terra Nova or Terra Nova Subco making the Offer, consummating the Contemplated Transactions or taking up or paying for Common Shares deposited under the Offer or any Contemplated Transaction; and

(x)
Mass shall have provided to Terra Nova and Terra Nova Subco an Officer’s Certificate confirming the satisfaction of any of the foregoing conditions as Terra Nova or Terra Nova Subco shall reasonably request.

(i) Mass shall provide Terra Nova, Terra Nova Subco and their counsel with a reasonable opportunity to review and comment on the Directors’ Circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by Mass, acting reasonably.
(j) Mass shall provide to Terra Nova and Terra Nova Subco an Officer’s Certificate, dated the date of the mailing of the Circular and again on the date of the first take-up under the Offer, to the effect that Mass, as of such date, has complied in all material respects with its covenants and obligations under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) and that the representations and warranties of Mass contained in this Agreement are true and correct as of such date with the same force and effect as if given on and as of the date of such certificate.

(k) If, on or after the date hereof, the Mass Board declares, sets aside for payment, makes or pays any dividend or other distribution payable in cash, securities, property or otherwise in respect of the Common Shares which dividend or distribution is payable or distributable to Mass Shareholders on a record date which is prior to the date of transfer of such Common Shares into the name of Terra Nova Subco or its nominee on the share register maintained by or on behalf of Mass, then the Offer Price shall be reduced by the amount of the cash dividend or the value of any non-cash distribution.
2.2 Fairness Opinion and Mass Support for the Offer
(a) Mass represents and warrants to and in favour of Terra Nova and Terra Nova Subco and acknowledges that Terra Nova and Terra Nova Subco are each relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:
(i)
the Mass Financial Advisor has delivered an oral opinion to the Special Committee and the Mass Board to the effect that the consideration to be received under the Offer and under this Agreement is fair from a financial point of view to all Mass Shareholders;

(ii)
the Mass Board, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously (other than any directors abstaining from voting due to a conflict of interest) determined that the Offer and the transactions contemplated under this Agreement are fair from a financial point of view to all Mass Shareholders and that the transactions contemplated under this Agreement are in the best interests of Mass and accordingly, has unanimously (other than any directors abstaining from voting due to a conflict of interest) approved the entering into of this Agreement and the making of a recommendation that Mass Shareholders accept the Offer;

(iii)
each member of the Mass Board has agreed to support the Offer (other than any directors abstaining as a result of a disclosed conflict of interest) and has agreed that the press release to be issued by Terra Nova announcing the Offer may state same and that references to such support may be made in the Circular and other documents relating to the Offer; and

(iv)	the Mass Board has by resolution irrevocably waived or suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative against any Contemplated Transaction.
Mass shall prepare and mail to registered Shareholders within 10 days of the mailing of the Circular a directors’ circular, prepared in all material respects in accordance with all Laws, unanimously (other than directors abstaining from voting due to a conflict of interest) that Mass Shareholders accept the Offer (the “Directors’ Circular”), which shall reflect the determinations and recommendation and agreement by the Mass Board referred to in this Section 2.2(a). Mass shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with, and subject to, this Agreement.

(b) Mass shall provide to Terra Nova and Terra Nova Subco upon request all information pertaining to Mass, the Mass Subsidiaries and the Significant Investees that is necessary or desirable for the preparation of the Circular. Mass represents, warrants and covenants that such information will be true, complete and correct in all material respects as at the date of the Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Mass shall provide Terra Nova and Terra Nova Subco with such other assistance in the preparation of the Circular as may be reasonably requested by Terra Nova or Terra Nova Subco.
2.3 Shareholder Rights Plan
(a) Without limiting Section 2.2(a), Mass and the Mass Board shall take all further action necessary:
(i)	in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan) does not occur in connection with this Agreement or any Contemplated Transactions; and
(ii)
otherwise to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Contemplated Transactions.

(b) Mass covenants that (i) it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the Right to Match Period has expired and (ii) it will not amend the Shareholder Rights Plan nor authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor. Notwithstanding the foregoing, Mass shall be entitled to defer the Separation Time in connection with an Acquisition Proposal if required to do so by a final and non-appealable order of a court of competent jurisdiction or an order of any securities commission, stock exchange or similar securities regulatory authority.
2.4 Directors, Officers and Employees of Mass
(a) Mass acknowledges that promptly upon the acquisition by Terra Nova, Terra Nova Subco, or any affiliate of Terra Nova of such number of Common Shares representing at least a majority of the then outstanding Common Shares on a fully-diluted basis and from time to time thereafter, Terra Nova shall be entitled to designate such number of members of the Mass Board, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Terra Nova, Terra Nova Subco and any affiliate of Terra Nova (the “Terra Nova Percentage”) and Mass shall not frustrate Terra Nova’s attempts to do so and covenants to co-operate fully with Terra Nova, subject to all Laws, to enable Terra Nova’s designees to be elected or appointed to the Mass Board, and any committee thereof, and to constitute the Terra Nova Percentage of the Mass Board, including, at the request of Terra Nova, by its reasonable best efforts to increase the size of the Mass Board and to secure the resignations of such directors as Terra Nova may request.

(b) Once Terra Nova’s designees constitute at least the Terra Nova Percentage of the Mass Board, Terra Nova will cause Mass and the Mass Subsidiaries to comply with all of their respective obligations to the employees and officers of Mass and the Mass Subsidiaries pursuant to existing agreements with such employees, Applicable Plans and Law (“Existing Employment Arrangements”).
(c) Mass shall provide to Terra Nova a list of certain officers of Mass or the Mass Subsidiaries (each, a “Designated Officer”) who desire to ascertain their employment status with such entities following the Appointment Time. Terra Nova shall (i) communicate to each Designated Officer prior to the Appointment Time whether such individual’s employment with Mass or such Mass Subsidiary will be terminated at the Appointment Time (each, a “Terminated Officer”) and (ii) cause Mass or the applicable Mass Subsidiary to pay to any such Terminated Officer promptly following the Appointment Time any termination, severance, change of control or other payments to which such Terminated Officer is entitled under such Terminated Officer’s Existing Employment Arrangements.
2.5 Terra Nova Compliance
Terra Nova and Terra Nova Subco shall comply with all of their obligations hereunder relating to the Contemplated Transactions.
2.6 Terra Nova Meeting Circular
(a) As promptly as reasonably practicable following execution of this Agreement and in any event prior to close of business on October 7, 2010, Terra Nova shall (i) prepare the Terra Nova Meeting Circular, (ii) file the Terra Nova Meeting Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Terra Nova Meeting Circular as required in accordance with all Laws.
(b) Terra Nova shall ensure that on the date of its mailing, the Terra Nova Meeting Circular complies in all material respects with all Laws (except that Terra Nova shall not be responsible for any information relating to Mass and its affiliates, including the Common Shares).
(c) Terra Nova shall (i) solicit proxies in favour of the Terra Nova Shareholder Approval resolution, and against any resolution contrary to the same submitted by any other Terra Nova Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Terra Nova Shareholder Approval, (ii) recommend to holders of Terra Nova Shares that they vote in favour of the Terra Nova Shareholder Approval resolution, and (iii) not change such recommendation.
(d) Mass shall, upon reasonable request by Terra Nova, provide to Terra Nova all information regarding Mass, its affiliates and the Common Shares as required by Law for inclusion in the Terra Nova Meeting Circular or in any amendments or supplements to such Terra Nova Meeting Circular. Mass shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Terra Nova Meeting Circular and to the identification in the Terra Nova Meeting Circular of each such advisor. Mass shall ensure that no such information will include any misrepresentation concerning Mass, the Mass Subsidiaries and the Common Shares.

(e) Mass and its legal counsel shall be given a reasonable opportunity to review and comment on the Terra Nova Meeting Circular prior to the Terra Nova Meeting Circular being printed and filed, and reasonable consideration shall be given to any comments made by Mass and its counsel, provided that all information relating solely to Mass, its affiliates and the Common Shares included in the Terra Nova Meeting Circular shall be in form and content satisfactory to Mass, acting reasonably.
2.7 Terra Nova Meeting
Subject to the terms of this Agreement:
(a) Terra Nova agrees to convene and conduct the Terra Nova Meeting in accordance with Terra Nova’s articles and Laws as soon as reasonably practicable, and in any event on or before November 4, 2010.
(b) Except as required for quorum purposes or otherwise permitted under this Agreement, Terra Nova shall not adjourn (except as required by Law or by valid Terra Nova Shareholder action), postpone or cancel (or propose or permit the adjournment, except as required by Law or by valid Terra Nova Shareholder action) the Terra Nova Meeting without Mass’s prior consent.
2.8 Option to Acquire Additional Shares
(a) Mass hereby grants to Terra Nova and Terra Nova Subco an assignable and irrevocable option for so long as this Agreement has not been terminated pursuant to the provisions herein (the “Top-Up Option”) to purchase from Mass up to such number of newly issued Common Shares of Mass (such shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”) that is equal to the number of Common Shares that, when added to the number of Common Share of Mass owned by Terra Nova and Terra Nova Subco at the time of exercise of the Top-Up Option (excluding any Common Shares held by Terra Nova or its affiliates at the time of commencement of the Offer), constitutes one share more than ninety percent (90%) of the number of Common Shares of Mass that would be outstanding immediately after the issuance of the Top-Up Shares, provided, however, Mass’s obligation to deliver the Top-Up Shares on the exercise of the Top-Up Option is subject to Terra Nova and/or Terra Nova Subco having accepted all Common Shares tendered in the Offer and not withdrawn and shall have met or exceeded the Minimum Tender Condition.
(b) Except as otherwise provided in Section 2.8(c), the aggregate purchase price payable for the Top-Up Shares shall be payable in common shares of Terra Nova. The aggregate amount of common shares of Terra Nova to be issued by Terra Nova to Mass for the Top-Up Shares shall be equal to the Top-Up Shares.

(c) Notwithstanding Section 2.8(b), Terra Nova or Terra Nova Subco may elect, at their sole election, to provide the consideration for the Top-Up Shares in cash or, if permitted under Laws, a full recourse promissory note having a principal amount equal to the aggregate cash purchase price for the Top-Up Shares, maturing in 365 days after issue, with interest at 5% per annum and repayable at any time without notice, premium or penalty, in which case the consideration payable for the Top-Up Shares shall be equal to the Offer Price (expressed in cash, based upon the closing trading price of the common shares of Terra Nova on the last business day prior to the date of delivery of the notice exercising the Top-Up Option as provided in Section 2.8(d) below) multiplied by the number of Top-Up Shares being acquired pursuant to the Top-Up Option.
(d) In the event that Terra Nova or Terra Nova Subco wishes to exercise the Top-Up Option, Terra Nova or Terra Nova Subco shall deliver to Mass a notice setting forth (i) the number of Common Shares of Mass that Terra Nova or Terra Nova Subco intends to purchase pursuant to the Top-Up Option; and (ii) the manner in which Terra Nova or Terra Nova Subco intends to pay the applicable exercise price. The closing of the purchase of the Top-Up Shares shall take place at a time and on a date to be specified by Terra Nova or Terra Nova Subco at the offices of Terra Nova which shall be no later than two (2) business days after the exercise of the Top-Up Option (unless otherwise provided by Terra Nova or Terra Nova Subco). At the closing of the Top-Up Option, Terra Nova and Terra Nova Subco shall cause to be delivered to Mass the consideration required to be delivered in exchange for the Top-Up Shares, and Mass shall cause to be issued to Terra Nova or Terra Nova Subco a certificate representing the Top-Up Shares.
(e) Terra Nova and Terra Nova Subco understand that the Top-Up Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Terra Nova and Terra Nova Subco represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Terra Nova Subco for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act. Any certificates evidencing Top-Up Shares shall include any legends required by Laws.
(f) Terra Nova and Mass shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary or desirable to procure from any necessary waiver or other exemption under Law or otherwise in order to issue the Top-Up Shares as provided herein.
2.9 Fractional Shares
No fractional common shares of Terra Nova shall be issued by Terra Nova pursuant to the Offer or any Contemplated Transaction. All fractional shares of Terra Nova that a Mass Shareholder would otherwise be entitled to receive as a result of such transactions shall be aggregated and, if a fractional share results from such aggregation, such Mass Shareholder shall be entitled to receive, in lieu thereof, an amount in cash without interest equal to the product of the Offer Price (based upon the closing trading price for the common shares of Terra Nova on the last business day prior to the date of determination) and the fraction of the Terra Nova common share to which such Mass Shareholder would otherwise have been entitled.

ARTICLE 3
THE MERGER
3.1 The Merger
Upon the acquisition by Terra Nova or Terra Nova Subco of all the Common Shares of Mass, either by way of the Offer or otherwise, and in accordance with the Barbados Act, Terra Nova Subco, at the Effective Time, shall be amalgamated with Mass pursuant to Section 209 of the Barbados Act (the “Merger”). As a result of the Merger, the resulting amalgamated corporation shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
3.2 Merger Closing Effective Time
(a) Unless this Agreement has been terminated pursuant to Section 8.1, the closing of the Merger (the “Merger Closing”) shall take place in Vancouver, British Columbia at the offices of Sangra Moller LLP at 9:00 a.m., local time, as soon as possible but in no event later than on the fifth Business Day after the first day on which: (i) all of the closing conditions set forth in Section 2.1 and Schedule A have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions); (ii) Terra Nova Subco shall have accepted for payment all of the Common Shares of Mass tendered pursuant to the Offer; and (iii) if applicable, the Top-Up Shares are issued pursuant to Section 2.8 of this Agreement (in any event, the “Merger Closing Date”), unless otherwise provided by the mutual agreement, in writing, of Terra Nova, Terra Nova Subco and Mass or if required under Laws, in which case the Merger Closing Date shall be as soon as practicable but, in any event, within two business days after the satisfaction of all conditions required by Laws. Scheduling or commencing the Merger Closing shall not constitute a waiver of the conditions set forth hereunder by any of Terra Nova, Terra Nova Subco or Mass.
(b) At the Merger Closing, the parties hereto shall cause the Merger to be consummated by:
(i)	each of Terra Nova Subco and Mass adopting resolutions of their respective boards of directors approving the Merger, which resolutions shall provide that:
(A)	the shares of each of Terra Nova Subco and Mass will be cancelled without any repayment of capital in respect of the cancellation;
(B)	the articles of amalgamation of the Surviving Corporation (“Amalgamation Articles”) will be the same as the articles of incorporation of Terra Nova Subco; and
(C)	no shares or debentures of the Surviving Corporation will be issued by the amalgamated company in connection with the amalgamation;

(ii)	filing the Amalgamation Articles and other prescribed documents in accordance with Section 211 of the Barbados Act with the Registrar under the Barbados Act; and
(iii)	using their best efforts to obtain a certificate of amalgamation (the “Certificate of Amalgamation”) from the Registrar under the Barbados Act immediately.
(c) At the Effective Time and upon issuance of the Certificate of Amalgamation, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Barbados Act.
3.3 Subsequent Acquisition Transaction
If the Merger cannot be consummated for any reason, Terra Nova and Terra Nova Subco will use their commercially reasonable efforts to pursue other means of causing the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Common Share offered in connection with such other means of causing such amalgamation or merger shall be at least equivalent in value to the consideration per Common Share offered under the Offer. If Terra Nova Subco takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully-diluted basis as at the Expiry Time), Mass will assist Terra Nova and Terra Nova Subco in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Mass, Terra Nova or a Terra Nova Subsidiary that Terra Nova may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Common Shares or cause the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer.
3.4 Plan of Reorganization
The parties intend to adopt this Agreement as a “plan of reorganization” within the meaning of Sections 354 and 368 of the Code and the Treasury Regulations promulgated thereunder, and to consummate the Merger in accordance with Section 368(a) of the Code.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF TERRA NOVA
Terra Nova and Terra Nova Subco hereby make to Mass the representations and warranties set out in Schedule B to this Agreement, and acknowledge that Mass is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MASS
Mass hereby makes to Terra Nova and Terra Nova Subco the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Terra Nova and Terra Nova Subco are relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.

ARTICLE 6
CONDUCT OF BUSINESS
6.1 Conduct of Business by Mass
Mass shall continue to carry on its business (which includes the business of the Mass Subsidiaries and Significant Investees) in a manner consistent in all material respects with prior practice and, in relation to current or future projects or matters, its intentions which have been disclosed in the Mass Public Documents or the Mass Disclosure Letter, using commercially reasonable efforts to preserve intact its present business organization and its relationships with those having material business dealings with it in order that its goodwill and business shall be maintained until the earlier of the time of the appointment or election to the Mass Board of persons designated by Terra Nova who represent a majority of the directors of Mass (the “Appointment Time”) and the termination of this Agreement. In furtherance of this general commitment, unless Terra Nova otherwise agrees in writing, acting reasonably, or as otherwise expressly contemplated or permitted by this Agreement or as disclosed in the Mass Disclosure Letter, Mass shall, and shall cause each of the Mass Subsidiaries to:
(a) except in the ordinary course of business consistent with past practice or in relation to assets, properties, interests, rights or claims that are not, either individually or collectively, material to Mass, the Mass Subsidiaries and the Significant Investees taken as a whole, use commercially reasonable efforts to preserve intact its and their respective real property interests or rights or contractual or other legal rights and claims in good standing;
(b) use commercially reasonable efforts to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;
(c) not split, consolidate or reclassify any of its or their outstanding shares nor undertake any other capital reorganization (except as may be contemplated by Section 7.8), nor, in any case of the Mass Subsidiaries, declare, set aside or pay any dividends on or make any other distributions on or in respect of their outstanding shares, nor reduce capital in respect of its or their outstanding shares (except in any such case with respect to shares of wholly-owned Subsidiaries);
(d) not amend its or their articles or by-laws or the terms of any of its or their outstanding securities, including any outstanding indebtedness and credit facilities;
(e) not issue, sell, pledge, lease, dispose of or otherwise encumber any securities of any Mass Subsidiary or Significant Investee, nor issue any options, warrants, calls, conversion privileges or rights of any kind to acquire the Common Shares or any other securities of Mass or any Mass Subsidiary or Significant Investee, or redeem or purchase any of its or their outstanding securities and, without limiting the generality of the foregoing, not authorize, approve, agree to issue or issue any Convertible Bonds;

(f) except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice or after prior consultation with Terra Nova, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;
(g) except in relation to assets, properties, interests, rights or claims that are not, individually or collectively, material to Mass, the Mass Subsidiaries and the Significant Investees taken as a whole, not abandon or fail to diligently pursue any application for any licence, permit, order, authorization, consent, approval or registration;
(h) except in the ordinary course of business consistent with past practice, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $2,000,000 in the aggregate;
(i) except in the ordinary course of business consistent with past practice, not incur, or commit to incur, capital expenditures in excess of $2,000,000 in the aggregate;
(j) except in the ordinary course of business consistent with past practice, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) of Mass, the Mass Subsidiaries or the Significant Investees, having a value in excess of $2,000,000 in the aggregate;
(k) not incur or commit to incur any indebtedness for borrowed money or any other material liability, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the material obligations of any other person or other business organization;
(l) not make any changes to existing accounting policies other than as required by Law or by International Financial Reporting Standards;
(m) not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Mass’s consolidated financial statements or incurred in the ordinary course of business consistent with past practice;
(n) not engage in any transaction with any related parties other than with wholly-owned Mass Subsidiaries in the ordinary course of business consistent with past practice;
(o) other than as provided in this Agreement, not commit to or enter into any new arrangements, or modify any existing arrangements, between Mass and any Mass Shareholder and/or holder of Convertible Securities of Mass owning or controlling more than 5% of the outstanding securities of any class of Mass;

(p) not commence or settle or assign any rights relating to or any interest in any material litigation, proceeding, claim, action, assessment or investigation involving Mass or a Mass Subsidiary or a Significant Investee or a material asset of any of them;
(q) not waive, release or amend in any material respect (i) any existing contractual rights in respect of any material business or interest of Mass, the Mass Subsidiaries and the Significant Investees, (ii) any licence, lease, contract or other document, or (iii) any other legal rights or claims, in each case, other than in the ordinary course of business consistent with past practice or in relation to assets, properties, interests rights or claims that are not, individually or collectively, material to Mass, the Mass Subsidiaries and the Significant Investee taken as a whole;
(r) other than in the ordinary course of business and consistent with past practices, not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments;
(s) use commercially reasonable efforts to cause its current insurance (or reinsurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(t) not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Mass Subsidiaries), property transfer or purchase of any property or assets of any other person, except for purchases of assets, inventory or equipment in the ordinary course of business consistent with past practice, and except for capital asset acquisitions permitted by Section 6.1(h) and capital expenditures permitted by Section 6.1(i);
(u) not approve or adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Mass or any Mass Subsidiary;
(v) duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any Laws;
(w) (i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2009, except as may be required by Laws;

(x) notify Terra Nova immediately orally and then promptly in writing of (i) any material change (as that term is defined under the Securities Act (British Columbia)) in relation to Mass and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to: (x) cause any of the representations or warranties of Mass contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Mass to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;
(y) not enter into any transaction or perform or fail to perform any act that might interfere with or be inconsistent with the successful completion of the acquisition of Common Shares by Terra Nova under the Offer or the successful completion of an Alternative Transaction or Subsequent Acquisition Transaction or the Merger or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of Mass’s representations and warranties set forth in this Agreement or adversely affect the qualification of the Offer and the Merger (or Alternative Transaction or Subsequent Acquisition Transaction, if applicable) as a “reorganization” within the meaning of Section 368(a) of the Code; and
(z) not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
6.2 Conduct of Business by Terra Nova
Terra Nova shall continue to carry on its business in a manner consistent in all material respects with prior practice and, in relation to current or future projects or matters, using commercially reasonable efforts to preserve intact its present business organization and its relationships with those having material business dealings with it in order that its goodwill and business shall be maintained until the earlier of the Effective Time and the termination of this Agreement. In furtherance of this general commitment, unless Mass otherwise agrees in writing, acting reasonably, or as otherwise expressly contemplated or permitted by this Agreement or as agreed to in writing by Mass, Terra Nova shall and shall cause each of its subsidiaries to:
(a) except in the ordinary course of business consistent with past practice or in relation to assets, properties, interests, rights or claims that are not, either individually or collectively, material to Terra Nova and its subsidiaries taken as a whole, use commercially reasonably efforts to preserve intact its and their respective real property interests or rights or contractual or other legal rights and claims in good standing;
(b) use commercially reasonable efforts to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(c) not split, consolidate or reclassify any of its or their outstanding shares nor undertake any other capital reorganization, nor, in any case of Terra Nova’s subsidiaries, declare, set aside or pay any dividends on or make any other distributions on or in respect of their outstanding shares, nor reduce capital in respect of its or their outstanding shares (except in any such case with respect to shares of wholly-owned subsidiaries);
(d) not amend its or their articles or by-laws or the terms of any of its or their outstanding securities;
(e) not issue, sell, pledge, lease, dispose of or otherwise encumber any securities of any of its subsidiaries, nor issue any options, warrants, calls, conversion privileges or rights of any kind to acquire its common shares or any other securities of Terra Nova or any of its subsidiaries, or redeem or purchase any of its or their outstanding securities;
(f) except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice or after prior consultation with Mass, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;
(g) except in relation to assets, properties, interests, rights or claims that are not, individually or collectively, material to Terra Nova and its subsidiaries taken as a whole, not abandon or fail to diligently pursue any application for any licence, permit, order, authorization, consent, approval or registration;
(h) except in the ordinary course of business consistent with past practice, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $2,000,000 in the aggregate;
(i) except in the ordinary course of business consistent with past practice, not incur, or commit to incur, capital expenditures in excess of $2,000,000 in the aggregate;
(j) except in the ordinary course of business consistent with past practice, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) of Terra Nova or its subsidiaries, having a value in excess of $2,000,000 in the aggregate;
(k) not incur or commit to incur any indebtedness for borrowed money or any other material liability, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the material obligations of any other person or other business organization;
(l) not make any changes to existing accounting policies other than as required by Law, by Canadian generally accepted accounting principles or International Financial Reporting Standards;

(m) not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Terra Nova’s consolidated financial statements or incurred in the ordinary course of business consistent with past practice;
(n) not engage in any transaction with any related parties other than with wholly-owned Terra Nova Subsidiaries in the ordinary course of business consistent with past practice;
(o) not commence or settle or assign any rights relating to or any interest in any material litigation, proceeding, claim, action, assessment or investigation involving Terra Nova or a subsidiary of Terra Nova or a material asset of any of them;
(p) not waive, release or amend in any material respect (i) any existing contractual rights in respect of any material business or interest of Terra Nova or its subsidiaries, (ii) any licence, lease, contract or other document, or (iii) any other legal rights or claims, in each case, other than in the ordinary course of business consistent with past practice or in relation to assets, properties, interests rights or claims that are not, individually or collectively, material to Terra Nova and its subsidiaries taken as a whole;
(q) other than in the ordinary course of business and consistent with past practices, not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments;
(r) not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries of Terra Nova), property transfer or purchase of any property or assets of any other person, except for purchases of assets, inventory or equipment in the ordinary course of business consistent with past practice, and except for capital asset acquisitions permitted by Section 6.2(h) and capital expenditures permitted by Section 6.2(i);
(s) not approve or adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Terra Nova or any of its subsidiaries;
(t) duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any Laws;
(u) (i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2009, except as may be required by Laws;

(v) not enter into any transaction or take any other action that would adversely affect the qualification of the Offer and the Merger (or Alternative Transaction or Subsequent Acquisition Transaction, as applicable) as a “reorganization” within the meaning of Section 368(a) of the Code; and
(w) not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
ARTICLE 7
OTHER COVENANTS
7.1 Further Assurances
(a) Subject to the terms and conditions of this Agreement, each party hereto agrees to co-operate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as is practicable the Contemplated Transactions, (ii) for the discharge by each party hereto of its respective obligations under this Agreement and the Offer, including its obligations under Laws, and (iii) to obtain all necessary waivers, consents, rulings, orders and approvals and to effect all necessary registrations and filings, including filings under Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party hereto may reasonably require. Each party hereto, where appropriate, will reasonably co-operate with the other in taking such actions.
(b) In furtherance and not in limitation of Section 7.1(a) and subject to the other Subsections of this Section, each party hereto agrees to make appropriate filings with any other Governmental Entity in accordance with all applicable competition, merger control, antitrust, investment or other Regulatory Laws as soon as reasonably practicable and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested by any such Governmental Entities and to take all other reasonable actions necessary, proper or advisable to obtain all necessary consents or approvals or to cause the expiration or termination of any applicable waiting periods instituted thereunder or thereby.
(c) All filing fees required in connection with the notification of the Offer or any Subsequent Acquisition Transaction or the application for or prosecution of any consent, approval, authorization, registration, filing or submission in accordance with this Section 7.1 shall be borne by Terra Nova and Terra Nova Subco. Unless otherwise provided, all other fees, expenses and disbursements (including the costs of preparation of any such filings and fees and expenses of legal counsel) incurred in connection with the matters referred to in this Section 7.1 shall be borne by Terra Nova if incurred by or on its behalf and by Mass if incurred by or on behalf of Mass.
(d) Each of Terra Nova, Terra Nova Subco and Mass shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Circular, the Directors’ Circular, the Terra Nova Meeting Circular, an application for an order, any registration, consent, circular or approval, registration statement or any other filing under Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, the Directors’ Circular, such application, registration statement or filing, and Terra Nova, Terra Nova Subco and Mass shall cooperate in the preparation of any amendment or supplement to the Circular, the Directors’ Circular, application, registration statement or filing, as required.

7.2 No Solicitations, Opportunity to Match, Etc.
(a) On and after the date hereof, except as otherwise provided in this Agreement, Mass shall not, and shall cause (in the case of Significant Investees, to the extent Mass is able to do so) each of the Mass Subsidiaries not to, directly or indirectly, through any officer, director, representative (including for greater certainty any financial or other advisors) of Mass or any Mass Subsidiary, or consultant to Mass previously identified to Terra Nova (collectively, the “Mass Parties”), take any action of any kind that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of Common Shares by Terra Nova Subco under the Offer, and/or the Contemplated Transactions, including any action to:
(i)
make, solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Mass or any Mass Subsidiary or Significant Investee, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (A) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization tender offer, issuer bid, reorganization, dividend, distribution, liquidation, dissolution or winding-up in respect of Mass or any Mass Subsidiary; (B) any sale or acquisition of any assets of Mass (other than sales of products in the ordinary course of business consistent with past practice and other than sales or acquisitions that are not prohibited by Sections 6.1(a), 6.1(h), 6.1(i), 6.1(j), 6.1(k), 6.1(n) or 6.1(t)); (C) any sale or acquisition (other than a sale or acquisition by Mass or a Mass Subsidiary that is not prohibited by Sections 6.1(e) and 6.1(n) ) of an equity interest in Mass, or any Mass Subsidiary, or rights or interests therein or thereto; (D) any sale by Mass or by any Mass Subsidiary of an interest in any Significant Investee (other than a sale or acquisition by Mass or a Mass Subsidiary that is not prohibited by Section 6.1(a), 6.1(e), 6.1(j) or 6.1(n)); (E) any similar business combination or transaction of or involving Mass or any of the Mass Subsidiaries or any Significant Investee, other than with Terra Nova or any other Terra Nova Subsidiary; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Terra Nova or any other Terra Nova Subsidiary (an “Acquisition Proposal”);

(ii)
engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, provided that, for greater certainty, Mass may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Mass Board has so determined;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Terra Nova or Terra Nova Subco, the approval or recommendation of the Mass Board or any committee thereof of this Agreement or the Offer;

(iv)	approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal; or
(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, provided, however, that nothing contained in this Section 7.2(a) or any other provision of this Agreement shall prevent the Mass Board from, and the Mass Board shall be permitted to:
(X)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Terra Nova or Terra Nova Subco the approval or recommendation of the Offer; or
(Y)	engage in discussions or negotiations with any person in response to an Acquisition Proposal made by any such person, if and only to the extent that:
(A)
it has received an unsolicited bona fide written Acquisition Proposal from such person subsequent to the date hereof (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that complies with all Laws; (iii) that is not subject to a financing contingency and in respect of which such person has delivered to the Mass Board a letter of commitment of one or more financial institutions of nationally recognized standing, such letter(s) committing the required funds to effect payment in full for all of the Common Shares on a fully-diluted basis; (iv) that is not subject to any due diligence and/or access condition; (v) that the Mass Board has determined in good faith (after receipt of advice from the Mass Financial Advisor and its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (vi) in respect of which the Mass Board determines in good faith (after receipt of advice from the Mass Financial Advisor with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Terra Nova Subco pursuant to Section 7.2(h)) (any such Acquisition Proposal being referred to herein as a “Superior Proposal”); and
(B)	in the case of Section 7.2(a)(X), Mass shall have complied with all of the requirements of Section 7.2(g).
(b) Notwithstanding Section 7.2(a) or any other provision of this Agreement, if Mass receives a request for non-public information from a person who, on an unsolicited basis, proposes in writing to Mass a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired (an “Unsolicited Proposal”) and with respect to which the Mass Board determines in good faith that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms (but not assuming away any risk of non-completion), to result in a Superior Proposal (notwithstanding that such proposal may be subject to a due diligence condition or a financing condition, or both), Mass may:
(i)	provide such person with access to information regarding Mass for a period of no more than seven clear calendar days (the “Diligence Period”), and/or
(ii)
engage in discussions with such person and its officers, directors and representatives (including any financial or other advisers) for the sole purpose of explaining or supplementing the due diligence materials contained in the electronic data room maintained or provided by Mass, subject in each of clauses (i) and (ii) above to the following requirements:

(A)
Mass shall have first received an executed confidentiality agreement that is in form and substance similar to the Confidentiality Agreement and includes a standstill provision that restricts such person from announcing an intention to acquire, or acquiring, any securities or assets of Mass, any Mass Subsidiary or any Significant Investee without the approval of Mass for a period of not less than one year from the date of such confidentiality agreement;

(B)	Mass shall have first sent a copy of any such confidentiality agreement to Terra Nova promptly upon its execution;

(C)
Mass shall provide Terra Nova and Terra Nova Subco immediately with a list of, and in the case of information that was not previously made available to Terra Nova and Terra Nova Subco, copies of, any information provided to such person;

(D)	nothing in this Section 7.2(b) shall permit Mass to, directly or indirectly, negotiate with any person in respect of any Acquisition Proposal that is not at that time a Superior Proposal; and
(E)	as of the end of the Diligence Period, unless such person has made a Superior Proposal, Mass shall comply with Section 7.2(c) with respect to such person.
(c) Mass will immediately cease, and will instruct its advisors and other representatives and agents to cease, and cause to be terminated any existing solicitation, discussion or negotiation with any person (other than Terra Nova), by or on behalf of Mass or any Mass Subsidiary or Significant Investee or any Mass Party with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Mass or any Mass Subsidiary or any Mass Party, and, in connection therewith, Mass will discontinue access to any data rooms, whether or not initiated by Mass or a related party. Within 15 business days from the date hereof, (or, where Section 7.2(b)(E) is applicable, promptly following the end of the Diligence Period), Mass shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Mass relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.
(d) Mass shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except to allow such person to propose confidentially to the Mass Board (but without restricting Mass from making public disclosure to the extent required by Laws) an Unsolicited Proposal or otherwise make a Superior Proposal, provided in any case that the remaining provisions of this Agreement are complied with.
(e) From and after the date of this Agreement, Mass shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Terra Nova, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment to any of the foregoing) or request of which Mass’s directors, officers, employees, representatives or agents are or become aware (i) relating to or constituting a bona fide Acquisition Proposal, (ii) relating to any request for discussions or negotiations, and/or any request for non-public information relating to Mass, any Mass Subsidiary or Significant Investee or contractual or legal rights, (iii) relating to any request for access to properties, books and records or a list of the Shareholders or the shareholders of Mass Subsidiaries or Significant Investees, or (iv) any request for representation on the Mass Board, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request (including any amendment to any of the foregoing), and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Mass shall keep Terra Nova promptly and fully informed of the status, including any change to the terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Terra Nova with respect thereto.

(f) Mass shall ensure that the Mass Parties are aware of the provisions of this Section 7.2 and agree to be bound thereby, and Mass shall be responsible for any breach of this Section 7.2 by the Mass Parties.
(g) Mass shall not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement permitted by this Section 7.2 relating to an Acquisition Proposal) unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal;
(ii)	Mass has complied with Sections 7.2(a) through 7.2(h), inclusive;
(iii)
Mass has provided Terra Nova and Terra Nova Subco with (A) notice in writing that there is a Superior Proposal, and (B) all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Mass and the person making the Superior Proposal if not previously delivered and a written notice from the Mass Board regarding the value in financial terms that the Mass Board determined should be ascribed to any non-cash consideration offered under such Superior Proposal), in each case at least five clear business days prior to the date on which the Mass Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

(iv)
five clear business days shall have elapsed from the later of the date Terra Nova received the notice and documentation referred to in Section 7.2(g)(iii) from Mass in respect of the Acquisition Proposal and the date Terra Nova received notice of Mass’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and, if Terra Nova and Terra Nova Subco have proposed to amend the terms of this Agreement and the Offer in accordance with Section 7.2(h), the Mass Board (after receiving advice from the Mass Financial Advisor and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Terra Nova Subco;

(v)	Mass concurrently terminates this Agreement pursuant to Section 8.1(k); and
(vi)	Mass has previously, or concurrently will have, paid to Terra Nova or the Terra Nova Assignee the Terra Nova Termination Payment.

(h) During the five business day periods referred to in Section 7.2(g)(iii) and Section 7.2(g)(iv) or such longer period as Mass may approve for such purpose (the “Right to Match Period”), Terra Nova and Terra Nova Subco shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Offer, and Mass shall co-operate with Terra Nova and Terra Nova Subco with respect thereto, including negotiating in good faith with Terra Nova and Terra Nova Subco to enable Terra Nova and Terra Nova Subco to make such adjustments to the terms and conditions of this Agreement and the Offer as Terra Nova and Terra Nova Subco deem appropriate and as would enable Terra Nova and Terra Nova Subco to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Mass Board shall review any proposal by Terra Nova and Terra Nova Subco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Terra Nova and Terra Nova Subco’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
(i) The Mass Board shall promptly reaffirm its recommendation of the Offer by press release after any Acquisition Proposal is publicly announced or made and (A) the Mass Board determines that the Acquisition Proposal is not a Superior Proposal; or (B) the Mass Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and Terra Nova Subco has so amended the terms of the Offer. Terra Nova, Terra Nova Subco and their counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such press release shall state that the Mass Board has determined that the Acquisition Proposal is not a Superior Proposal.
(j) Nothing in this Agreement shall prevent the Mass Board from responding through a directors’ circular or otherwise as required by Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Terra Nova, Terra Nova Subco and their counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by Mass, acting reasonably.
(k) Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 7.2.
7.3 Notification of Certain Matters
Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

7.4 Investigation by Terra Nova
Upon reasonable notice and subject to the Confidentiality Agreement, Mass agrees to provide Terra Nova and its representatives with reasonable access (without disruption to the conduct of Mass’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including contracts, and access to the personnel of Mass and the Mass Subsidiaries and Significant Investees on an as reasonably requested basis as well as reasonable access to the properties of Mass and the Mass Subsidiaries in order to allow Terra Nova to conduct such investigations as Terra Nova may consider necessary or advisable to confirm the accuracy of Mass’s representations and warranties herein, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reasons reasonably relating to any Contemplated Transactions, and further agrees to assist Terra Nova in all reasonable ways in any such investigations which Terra Nova may wish to conduct. Nothing in the foregoing shall require Mass to disclose information that it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Terra Nova with access to any property where Mass is contractually or legally prohibited from doing so. Any such investigation by Terra Nova and its advisors shall not mitigate, diminish or affect the representations and warranties of Mass contained in this Agreement or any document or certificate given pursuant hereto.
7.5 Officers’ and Directors’ Insurance and Indemnification
(a) From and after the Appointment Time, Terra Nova and Terra Nova Subco shall cause Mass (or its successor) or the Surviving Corporation to indemnify the current and former directors and officers of Mass and the Mass Subsidiaries to the fullest extent to which Mass is required to indemnify such officers and directors under its charter, by-laws and Law for a minimum period of six years following the completion of the Offer. Terra Nova will ensure that Mass has adequate financial resources to satisfy such indemnity obligations.
(b) Mass may purchase directors’ and officers’ insurance, provided that the aggregate insurance is reasonable and consistent with current market practice for similarly situated companies.
7.6 Shareholder Claims
Mass shall notify Terra Nova and Terra Nova Subco forthwith of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of Mass in connection with the Contemplated Transactions prior to the Effective Time. Mass shall consult with Terra Nova and Terra Nova Subco prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such claim prior to the Effective Time without the prior written consent of Terra Nova.
7.7 Required Securities Law Approvals
Terra Nova will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Laws to permit Terra Nova Subco to make the Offer and for Terra Nova and Terra Nova Subco to perform Terra Nova and Terra Nova Subco’s other obligations hereunder, and Mass shall co-operate in good faith in connection with any such action by Terra Nova or Terra Nova Subco.

7.8 Reorganization
Upon request by Terra Nova, Mass shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Terra Nova may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Terra Nova and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations (A) do not result in any breach by Mass of any existing contract or commitment of Mass or of any Law; or (B) would not reasonably be expected to impede or delay Terra Nova’s ability to take up and pay for the Common Shares tendered to the Offer. Terra Nova shall provide written notice to Mass of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time. Upon receipt of such notice, Terra Nova and Mass shall co-operate and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. Terra Nova and Terra Nova Subco agree to waive any breach of a representation, warranty or covenant by Mass where such breach is a result of an action taken by Mass in good faith pursuant to a request by Terra Nova in accordance with this Section 7.8. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or (where permitted hereby) waiver of the conditions to the Offer set forth in Schedule A and shall be effected immediately prior to any take-up by Terra Nova Subco of Common Shares tendered to the Offer. In the event that Terra Nova Subco does not take up and pay for the Common Shares deposited under the Offer other than as a result of any occurrence, event or action described in Sections 8.1(g), 8.1(j) or 8.1(k), Terra Nova or Terra Nova Subco will reimburse Mass for all costs and liabilities of Mass and the Mass Subsidiaries incurred in connection with the Pre-Acquisition Reorganization (including implementation costs, employment costs, Taxes, costs, including incremental Tax costs, incurred to unwind any such transaction and expenses for filing fees and legal, accounting and other advisers) if any to the extent that the aggregate of such costs and liabilities exceed $1,000,000.
7.9 Transaction Structuring and Alternative Transaction
(a) Terra Nova, Terra Nova Subco and Mass agree to co-operate in good faith and to take all reasonable steps and action after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Contemplated Transactions contemplated hereby as promptly as practicable and to cause the Contemplated Transactions to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b) In addition, in the event that (i) Terra Nova concludes, acting reasonably, that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Terra Nova, a Terra Nova Subsidiary or any of their affiliates would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Mass and the Mass Shareholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), and (ii) Mass concludes, acting reasonably, that no action or actions required to be taken by it or by the Mass Subsidiaries in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would result in a Material Adverse Effect in respect of Mass, Mass agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

7.10 Tax-Free Reorganization
The parties shall (a) take all reasonable actions following the Effective Time in order to cause the Merger, taken together with the Offer, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) report all transactions under this Agreement in accordance with their characterizations herein, in each case, unless otherwise required by Law. The parties shall cooperate and use their commercially reasonable efforts to deliver to Terra Nova’s and Mass’s tax counsel and tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of any tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Offer and the Merger as an integrated transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Terra Nova’s and Mass’s tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any such opinions.
ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER
8.1 Termination
This Agreement may be terminated at any time prior to the Effective Time:
(a) by mutual written consent of Terra Nova, Terra Nova Subco and Mass;
(b) by Mass, if Terra Nova does not mail the Circular by the Latest Mailing Time;
(c) by Terra Nova or Terra Nova Subco on or after the Latest Mailing Time, if any condition to making the Offer for Terra Nova’s benefit is not satisfied or waived by such date other than as a result of a default by Terra Nova or Terra Nova Subco hereunder;
(d) by Terra Nova or Terra Nova Subco if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and Terra Nova Subco shall not elect to waive such condition;
(e) by Mass, if Terra Nova Subco does not take up and pay for the Common Shares deposited under the Offer by a date that is three months following the date of mailing of the Offer (as it may be extended, the “Outside Date”), provided that the right to terminate this Agreement pursuant to this clause shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations under this Agreement required to be performed by it, shall have resulted in a condition contained in Schedule A to this Agreement not having been satisfied prior to the Outside Date; provided, however, that if Terra Nova Subco’s take-up and payment for Common Shares deposited under the Offer is delayed by an injunction or order made by a Governmental Entity of competent jurisdiction, or Terra Nova or Terra Nova Subco not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit Terra Nova Subco to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by Mass pursuant to this Section 8.1(e) until the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained or six months from the date of mailing of the Offer, whichever occurs first;

(f) by Terra Nova or Terra Nova Subco if:
(i)
any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or

(ii)
any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Terra Nova or Terra Nova Subco, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions;

(g) by Terra Nova or Terra Nova Subco, if:
(i)	Mass is in default of any covenant or obligation in Section 7.2;
(ii)
Mass is in material default of any other covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

(iii)
any representation or warranty made by Mass under this Agreement shall have been at the date hereof untrue or incorrect or, shall have become untrue or incorrect in any material respect at any time prior to the Appointment Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty), and such default or inaccuracy in clauses (ii) or (iii) is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Appointment Time;
(h) by Mass, if any representation or warranty of Terra Nova or Terra Nova Subco under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior to the Appointment Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Appointment Time;
(i) by Mass, if Terra Nova or Terra Nova Subco is in material default of any covenant or obligation under this Agreement and such default is not curable or, if curable is not cured by the earlier of the date which is 5 days from the date of written notice of such breach and the Appointment Time;

(j) by Terra Nova or Terra Nova Subco, if:
(i)	the Mass Board fails to publicly reaffirm its approval of the Offer in accordance with Section 7.2(i);
(ii)	the Mass Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to Terra Nova;
(iii)	the Mass Board or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or
(iv)
Mass fails to take any action required under Section 2.3 with respect to the Shareholder Rights Plan to defer the Separation Time of the SRP Rights or to allow the timely completion of any of the transactions contemplated herein;

(k) by Mass, if Mass proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.2(g), provided that Mass has previously or concurrently will have paid to Terra Nova the Terra Nova Termination Payment and further provided that Mass has not breached in a material respect any of its covenants, agreements or obligations in this Agreement; and
(l) by either Terra Nova, Terra Nova Subco or Mass if the Terra Nova Shareholder Approval has not been obtained at the Terra Nova Meeting.
8.2 Termination and Expense Reimbursement Payments
(a) Terra Nova shall be entitled to a cash termination payment in the amount of $6,000,000 (the “Terra Nova Termination Payment”), upon the occurrence of any of the following events (each a “Terra Nova Termination Payment Event”) which shall be paid by Mass within the time specified in respect of each such Terra Nova Termination Payment Event:
(i)
this Agreement is terminated pursuant to Section 8.1(j), in which case the Terra Nova Termination Payment shall be paid to Terra Nova or the Terra Nova Assignee no later than 1:00 p.m. (New York time) on the first business day following the occurrence of the action or inaction described therein;

(ii)
this Agreement is terminated pursuant to Section 8.1(k), in which case the Terra Nova Termination Payment shall be paid to Terra Nova or the Terra Nova Assignee in accordance with Section 7.2(g)(vi); or

(iii)
during the period commencing on the date hereof and ending 12 months following the termination of this Agreement (A) a Competing Proposal is consummated, or (B) the Mass Board approves or recommends a Competing Proposal, or Mass enters into a definitive agreement with respect to a Competing Proposal, in which case the Terra Nova Termination Payment shall be paid to Terra Nova or the Terra Nova Assignee on the earlier of the date the Competing Proposal is consummated and the date the Competing Proposal is approved or recommended or entered into or agreed to;

provided, in each case, that Terra Nova is not in material default in the performance of its obligations under this Agreement.
(b) Terra Nova shall be entitled to an expense reimbursement payment of $750,000 (the “Terra Nova Expense Reimbursement Payment”), which shall be payable by Mass, if the Agreement is terminated pursuant to Section 8.1(g)(ii) or 8.1(g)(iii).
(c) Upon written notice to Mass, Terra Nova may assign its right to receive the Terra Nova Termination Payment or Terra Nova Expense Reimbursement Payment to any Terra Nova Subsidiary (the “Terra Nova Assignee”).
(d) Mass shall be entitled to a cash termination payment in the amount of $6,000,000 (the “Mass Termination Payment”) if the Agreement is terminated pursuant to Section 8.1(i) in respect of a breach by Terra Nova of its obligations pursuant to Section 2.6 or 2.7, provided however that Mass shall not be entitled to a Mass Termination Payment if Mass breaches its obligations under Section 2.6 (the “Mass Termination Payment Event”), which shall be paid by Terra Nova to Mass no later than 1:00 p.m. (New York time) on the first business day following such termination.
(e) Mass shall be entitled to an expense reimbursement payment of $250,000, which shall be payable by Terra Nova, if the Agreement is terminated pursuant to Sections 8.1(h) or 8.1(i).
(f) The payments referenced in this Section 8.2 shall be paid by the party obligated to pay such payment hereunder or by Terra Nova to Mass, as applicable, by wire transfer in immediately available funds to an account specified by the party entitled to such payment. For greater certainty, the obligations of the parties under this Section 8.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.
(g) Terra Nova, Terra Nova Subco and Mass each acknowledges that the amount set out in Sections 8.2(a) and 8.2(d) in respect of the Terra Nova Termination Payment and Mass Termination Payment, respectively, represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Terra Nova, Terra Nova Subco or Mass, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Terra Nova, Terra Nova Subco and Mass each irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive.
(h) For greater certainty, Mass shall not be obligated to pay the Terra Nova Termination Payment to Terra Nova or the Terra Nova Assignee more than once even if one or more of the events specified in Section 8.2(a) occurs.

8.3 Effect of Termination
For greater certainty, the parties agree that, where a Terra Nova Termination Payment Event or a Mass Termination Payment Event occurs, the Terra Nova Termination Payment or Mass Termination Payment, as applicable, to be received pursuant to Section 8.2 is the sole remedy in compensation or damages of the party entitled to such payment thereunder with respect to the event or events giving rise to the termination of this Agreement and the resulting Terra Nova Termination Payment Event or Mass Termination Payment Event; provided, however, that nothing contained in this Section 8.3, and no payment of any Terra Nova Termination Payment or Mass Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or willful breach of this Agreement, including the intentional or willful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
8.4 Amendment
This Agreement may not be amended except by an instrument signed by each of the parties hereto.
8.5 Waiver
At any time prior to the termination of this Agreement pursuant to Section 8.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.
ARTICLE 9
GENERAL PROVISIONS
9.1 Further Assurances
The parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.
9.2 Expenses
Subject to Section 8.2, the parties agree that all costs and expenses of the parties relating to the Offer and the Contemplated Transactions, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

9.3 Advisors
Terra Nova, Terra Nova Subco and Mass represent and warrant to each other that, with the exception of Raymond James Ltd. and its affiliates, for whose fees and expenses Terra Nova shall be solely liable, and the Mass Financial Advisor and its affiliates, for whose fees and expenses Mass shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Terra Nova, Terra Nova Subco or Mass, as the case may be.
9.4 Non-Survival of Representations and Warranties
None of the representations and warranties in, or covenants to be performed before the Merger Closing under this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.4 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
9.5 Public Statements
Except as required by Law or applicable stock exchange requirements, neither Terra Nova, Terra Nova Subco nor Mass shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the other party, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of Terra Nova and Mass agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Terra Nova, Terra Nova Subco’s intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.
9.6 Confidentiality
All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the Contemplated Transactions shall be held in confidence by the receiving party and shall not be disclosed to any person or the public except with the prior written consent of the disclosing party, acting reasonably. Such consent shall not apply to the disclosure of confidential information as required by Law, provided that (a) only the confidential information that is legally required may be disclosed, and (b) the party making such disclosure as required by Law shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and co-operate with such party who disclosed the confidential information to obtain a protective order or other remedy.

9.7 Remedies
Subject to Section 8.3, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.
9.8 Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering the same or sending the same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:30 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
The address for service for each of the parties hereto shall be as follows:
(a)	if to Mass:
Mass Financial Corp.
Suite 803, 8th Floor
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong
SAR, China
Attention: Chairman of the Special Committee
Fax: (852) 2840-1260

with a copy (which shall not itself constitute notice) to:
Heyne Schweizer
Rechtsanwälte
HERZOG
Paul-Ehrlich-Strasse 37-39
60596 Frankfurt am Main, Germany

Attention: Christoph Heyne
Fax: +49 (69) 630090-90

(b)	if to Terra Nova or Terra Nova Subco:
Terra Nova Royalty Corporation
c/o Suite 1620
400 Burrard Street
Vancouver, B.C.
V6C 3A6
Attention: Chairman of the Special Committee
Fax No.: (604) 683-3205
with a copy (which shall not itself constitute notice) to:
Sangra Moller LLP
1000 — 925 West Georgia Street
Vancouver, B.C.
V6C 3L2
Attention: H.S. Sangra
Fax: (604) 669-8803
9.9 Severability
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.
9.10 Entire Agreement, Assignment and Governing Law
This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
This Agreement: (a) is not intended to confer upon any other person any rights or remedies hereunder; (b) shall not be assigned by operation of Law or otherwise; and (c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.
9.11 Contra Proferentum
The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.12 No Third Party Beneficiaries
This Agreement is not intended to confer on any person other than the parties any rights or remedies.
9.13 Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

TERRA NOVA ROYALTY CORPORATION
By	/S/ Robert Ian Rigg
	Name:	Robert Ian Rigg
	Title:	Director

TTT ACQUISITION CORP.
By	/S/ Robert Ian Rigg
	Name:	Robert Ian Rigg
	Title:	Director

MASS FINANCIAL CORP.
By	/S/ Eugene Chen
	Name:	Eugene Chen
	Title:	Director

SCHEDULE A
CONDITIONS OF THE OFFER
Notwithstanding any other provision of the Agreement to which this Schedule A is attached and subject to Laws, Terra Nova and Terra Nova Subco will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Terra Nova and Terra Nova Subco at or prior to the Expiry Time:
(a)
there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with Common Shares held by Terra Nova and its affiliates, constitutes at least 50.1% of the Common Shares then outstanding (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)	the Mass Board shall not have withdrawn or modified, in any manner (other than non-substantive modifications), its approval or recommendation of the Offer;
(c)
Terra Nova shall have determined acting reasonably that, on terms satisfactory to Terra Nova, the Shareholder Rights Plan does not provide rights to the Mass Shareholders to purchase any securities of Mass as a result of any Contemplated Transactions, and does not and will not adversely affect the Offer, Terra Nova or any Terra Nova Subsidiary, or any Terra Nova affiliate either before or on consummation of the applicable Contemplated Transactions; without limiting the generality of the foregoing, Mass shall have: (i) deferred the Separation Time of the SRP Rights; and (ii) Mass shall have waived or suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative against the Offer and transactions contemplated by this Agreement;

(d)
all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions (including, without limitation, those required under Laws), which Terra Nova shall have determined, acting reasonably, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Terra Nova acting reasonably;

(e)
the Circular shall have been declared effective by the United States Securities and Exchange Commission pursuant to the Securities Act and not be the subject of any stop order or proceeding seeking a stop order;

(f)	Terra Nova shall have received the Terra Nova Shareholder Approval;
(g)	Terra Nova shall have received approval from the NYSE for the listing of the common shares issuable pursuant to the Offer on the NYSE;

(h)	the Agreement shall not have been terminated by Mass or by Terra Nova in accordance with its terms;
(i)
Terra Nova shall have determined, acting reasonably, that (i) no act, action, suit, proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(A)
to cease trade, enjoin, prevent, prohibit, make illegal or impose material limitations or conditions on the purchase by or the sale to Terra Nova or Terra Nova Subco of the Common Shares, or the right of Terra Nova to own or exercise full rights of ownership of the Common Shares or the consummation of a Contemplated Transaction;

(B)	which, if the Offer (or any Contemplated Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Mass or Terra Nova;
(C)
which would materially and adversely affect (i) the value of the Common Shares to Terra Nova or Terra Nova Subco, or (ii) the ability of Terra Nova and Terra Nova Subco to proceed with the Offer, acquire the Top-Up Shares, effect any Contemplated Transaction or take up and pay for any Common Shares deposited under the Offer or any Contemplated Transaction;

(D)
seeking to prohibit or limit the ownership or operation by Terra Nova or Terra Nova Subco of any material portion of the business or assets of Mass or any Mass Subsidiary or Significant Investee or to dispose of or hold separate any material portion of the business or assets of Mass or any Mass Subsidiary or Significant Investee as a result of the Offer (or any Contemplated Transaction);

(E)	seeking to or compelling Terra Nova or Terra Nova Subco to dispose of any Common Shares; or
(F)	seeking to impose damages on Terra Nova, Mass or any of their respective affiliates as a result of the Contemplated Transactions;
(j)
there shall not exist any prohibition at Law against Terra Nova or Terra Nova Subco making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Contemplated Transaction;

(k)
Terra Nova shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to Terra Nova in writing on or before the execution and delivery of this Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), condition (financial or otherwise), operations, results of operations, prospects, of Mass or any of the Mass Subsidiaries or Significant Investees that, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Mass, or which, if the transactions contemplated by this Agreement were consummated, would be reasonably expected to have a Material Adverse Effect in respect of Terra Nova;

(l)
Mass shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

(m)
Terra Nova shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Mass with any securities commission or similar securities regulatory authority or any applicable stock exchange or self-regulatory authority, including any prospectus, financial statement, management proxy circular, press release or any other document so filed by Mass which Terra Nova shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Mass or, if the Offer or Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Terra Nova; and

(n)
there shall not have occurred (A) any general suspension of trading in securities on the NYSE, the American Stock Exchange or on the NASDAQ, for a period in excess of twenty-four hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (D) the commencement of a war involving the United States that, in the reasonable judgment of Terra Nova, materially affects Terra Nova, Mass, Terra Nova’s ability to consummate the Offer or materially adversely affects securities markets in the United States generally or (E) in the case of any of the situations in clauses (A) through (D) of this paragraph (n) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of Terra Nova and Terra Nova Subco and may be asserted by Terra Nova and Terra Nova Subco regardless of the circumstances giving rise to any such assertion, including any action or inaction by Terra Nova or Terra Nova Subco. Subject to the provisions of this Agreement at any time, Terra Nova or Terra Nova Subco may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Terra Nova or Terra Nova Subco may have. The failure by Terra Nova or Terra Nova Subco at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, the condition set out in paragraph (n) above may not be waived by Terra Nova or Terra Nova Subco without the written consent of Mass.

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF TERRA NOVA
AND TERRA NOVA SUBCO
1. Organization
Terra Nova is a corporation duly organized under the laws of the Province of British Columbia, Canada. Terra Nova is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.
Terra Nova Subco is a corporation duly organized under the laws of Barbados. Terra Nova Subco is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.
2. Authority and No Violation
(a) Terra Nova and Terra Nova Subco each have the necessary corporate power, authority and capacity to enter into this Agreement and to perform their obligations hereunder. The execution and delivery of this Agreement by Terra Nova and Terra Nova Subco and the consummation by Terra Nova Subco of the Offer have been duly authorized by the boards of directors of Terra Nova and Terra Nova Subco and no other corporate proceedings on their part, other than the Terra Nova Shareholder Approval, are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by each of Terra Nova and Terra Nova Subco and constitutes a legal, valid and binding obligation of Terra Nova and Terra Nova Subco, enforceable against each of them in accordance with its terms.
(b) The authorization of this Agreement, the execution and delivery by each of Terra Nova and Terra Nova Subco of this Agreement and the performance by each of their obligations under this Agreement, and the consummation of the Offer and any Subsequent Acquisition Transaction, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:
(i)	the constating documents of Terra Nova or Terra Nova Subco;
(ii)
any Laws, except to the extent that the violation or breach of, or default under, any Laws, would not, individually or in the aggregate, reasonably be expected to materially adversely affect Terra Nova or Terra Nova Subco’s ability to perform its obligations under this Agreement;

(iii)
any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Terra Nova or Terra Nova Subco is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect Terra Nova or Terra Nova Subco’s ability to perform its obligations under this Agreement; or

(iv)	any judgment, decree, order or award of any Governmental Entity or arbitrator.

(c) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Terra Nova or Terra Nova Subco in connection with consummation of the transactions contemplated by the Offer and this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.
3. Authorized Capital and Issuance of Shares by Terra Nova
(a) The authorized capital of Terra Nova consists of an unlimited number of common shares, an unlimited number of class A common shares, and an unlimited number of class A preferred shares issuable in series. As at the close of business the day prior to the date of this Agreement, 37,897,538 common shares were issued and outstanding. As at the close of business the day prior to the date of this Agreement there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Terra Nova to issue or sell any shares of Terra Nova or securities or obligations of any kind convertible into or exchangeable for any shares of Terra Nova, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments.
(b) The common shares to be issued by Terra Nova pursuant to the Offer will, when issued, be:
(i)	validly issued and outstanding as fully paid and non-assessable shares;
(ii)	listed on the NYSE; and
(iii)	will be freely tradable in the United States, except with respect to “affiliates” (as defined under the Securities Act).
(c) No order ceasing or suspending the trading in securities of Terra Nova nor prohibiting the sale of such securities has been issued and is currently outstanding.
4. No Default
Neither Terra Nova nor any of the Terra Nova Subsidiaries, nor, to the knowledge of Terra Nova, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (a) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Terra Nova or any Terra Nova Subsidiary is a party; or (b) any other contract, agreement, lease, licence, permit, franchise, or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Terra Nova.

5. Public Filings
Terra Nova has filed all documents or information required to be filed by it under Laws or with the NYSE (all such documents filed prior to the date hereof and listed in the Terra Nova Disclosure Letter are herein collectively, the “Terra Nova Public Documents”) since January 1, 2009. All the Terra Nova Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Terra Nova Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Terra Nova has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Terra Nova which has not been disclosed in the Terra Nova Public Documents filed on or before the date hereof.
6. Financial Statements
The audited consolidated financial statements of Terra Nova for the fiscal year ended December 31, 2009 and the unaudited interim financial statements for the six months ended June 30, 2010 (including any related notes thereto) have each been prepared in accordance with Canadian generally accepted accounting principles and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Terra Nova and the Terra Nova Subsidiaries on a consolidated basis as at December 31, 2009, and June 30, 2010, respectively, as applicable, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).
7. Liabilities and Indebtedness
Except as disclosed in the financial statements referred to in Section 6 of this Schedule or in the Terra Nova Disclosure Letter, neither Terra Nova nor any of the Terra Nova Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person.
8. Books and Records
The financial books, records and accounts of Terra Nova and each of the Terra Nova Subsidiaries, in all material respects: (a) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Terra Nova, the Terra Nova Subsidiaries; and (c) accurately and fairly reflect the basis for Terra Nova’s financial statements. Terra Nova’s and the Terra Nova Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with Laws and are complete and accurate in all material respects, and full access thereto has been provided to Mass.

9. Absence of Certain Changes or Events
Since June 30, 2010, except as disclosed in the Terra Nova Public Documents and other than for the purposes of the transactions contemplated herein:
(a) Terra Nova and each of the Terra Nova Subsidiaries has conducted its business only in the ordinary course of business;
(b) there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Terra Nova;
(c) neither Terra Nova nor any Terra Nova Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of Terra Nova; and
(d) other than in the ordinary course of business, there has not been any incurrence, assumption or guarantee by Terra Nova or any Terra Nova Subsidiary of any debt for borrowed money, any creation or assumption by Terra Nova or any Terra Nova Subsidiary of any Encumbrance, or any making by Terra Nova or any Terra Nova Subsidiary of any loan, advance or capital contribution to or investment in any other person.
10. Litigation
(a) There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Terra Nova, threatened against Terra Nova or any Terra Nova Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Terra Nova or the Terra Nova Subsidiary, as the case may be, would, individually or in the aggregate: (i) reasonably be expected to have a Material Adverse Effect in respect of Terra Nova, nor is Terra Nova aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success, or (ii) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(b) Neither Terra Nova nor any Terra Nova Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of Terra Nova.
11. Tax Matters
(a) Terra Nova and each of the Terra Nova Subsidiaries has duly and in a timely manner filed all Tax returns required to be filed by it and all such returns are correct and complete in all material respects and fully disclose the income and expenses as required or permitted by Law. Terra Nova and each of the Terra Nova Subsidiaries has paid all Taxes, including installments, which are due and payable, and has paid all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Terra Nova; except as disclosed in the Terra Nova Public Documents or in the Terra Nova Disclosure Letter, there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Terra Nova, threatened against Terra Nova or any of the Terra Nova Subsidiaries in respect of Taxes or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority which would reasonably be expected to have a Material Adverse Effect in respect of Terra Nova.

(b) Terra Nova and each Terra Nova Subsidiary has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under Law.
12. Operational Matters
Except as disclosed in the Terra Nova Public Documents or the Terra Nova Disclosure Letter or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Terra Nova:
(a) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Terra Nova, the Terra Nova Subsidiaries have been properly and timely paid;
(b) all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Terra Nova, the Terra Nova Subsidiaries have been duly paid, performed, or provided for prior to the date hereof; and
(c) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Terra Nova or the Terra Nova Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
13. Licenses
Terra Nova and each of the Terra Nova Subsidiaries own, possess, or have obtained and are in compliance in all material respects with, all licences, permits, certificates, orders, grants, approvals and other authorizations (the “Terra Nova Permits”) of or from any Governmental Entity necessary to conduct its businesses as now conducted. No suspension or cancellation of any of the Terra Nova Permits is pending, or to the knowledge of Terra Nova, threatened.
14. Insurance
All policies of insurance in force as of the date hereof naming Terra Nova, a Terra Nova Subsidiary as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of this Agreement or the transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Terra Nova.

15. Material Contracts
Except as set forth in the Terra Nova Disclosure Letter and/or in the Terra Nova Public Documents, there is no contract to which Terra Nova or a Terra Nova Subsidiary is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of Terra Nova; (b) is a contract or group of related contracts which involves payments to or by Terra Nova or a Terra Nova Subsidiary of more than $5 million for the reasonable life of the contract (other than contracts with suppliers and customers entered into in the ordinary course of business); (c) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Terra Nova or a Terra Nova Subsidiary; (d) is a contract pursuant to which Terra Nova or a Terra Nova Subsidiary provides an indemnification to any other person (other than Terra Nova or a Terra Nova Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of $5 million (the contracts described in items (a) to (d) collectively, the “Terra Nova Contracts”). All Terra Nova Contracts are legal, valid, binding and in full force and effect and are enforceable by Terra Nova and the Terra Nova Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto, Terra Nova and the Terra Nova Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Terra Nova Contracts and are not, and are not to Terra Nova’s knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF MASS
1. Organization
(a) Mass and each Mass Subsidiary and Significant Investee that has been incorporated has been duly incorporated or formed is validly existing and is in good standing under all Laws of its jurisdiction of incorporation or formation, and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. All of the Mass Subsidiaries and all of the Significant Investees and Mass’s percentage of ownership of such Mass Subsidiaries and Significant Investees, are as set out in the Mass Public Documents. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any such shares or other ownership interests in any of the Mass Subsidiaries or Significant Investees and all ownership interests of Mass and the Mass Subsidiaries in the Significant Investees are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties except as disclosed in the Mass Public Documents. Mass does not hold any material equity interest, or right to acquire an equity interest, in any person, other than its interests in the Mass Subsidiaries and Significant Investees except as disclosed in the Mass Disclosure Letter.
(b) Mass and each Mass Subsidiary and Significant Investee is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Mass.
2. Capitalization
(a) The authorized capital of Mass consists of an unlimited number of Common Shares, an unlimited number of Class A redeemable preferred shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series. As at the close of business the day prior to the date of this Agreement, 26,204,716 Common Shares were issued and outstanding and no preferred shares were issued and outstanding. As at the close of business the day prior to the date of this Agreement there are no options, warrants, Convertible Bonds, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Mass or any Mass Subsidiary to issue or sell any shares of Mass or any Mass Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of Mass or any Mass Subsidiary, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments. All outstanding Common Shares have been duly authorized. The outstanding Common Shares are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Mass or any Mass Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter.

(b) There are no outstanding obligations of Mass or any Mass Subsidiary or Significant Investee to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of Mass or any Mass Subsidiary or Significant Investee. No holder of securities issued by Mass or any Mass Subsidiary or Significant Investee has any right to compel Mass to register or otherwise qualify securities for public sale.
3. Authority and No Violation
(a) Mass has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Mass and the consummation by Mass of the transactions contemplated by this Agreement have been duly authorized by the Mass Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.
(b) This Agreement has been duly executed and delivered by Mass and constitutes a legal, valid and binding obligation of Mass, enforceable against it in accordance with its terms.
(c) The authorization of this Agreement, the execution and delivery by Mass of this Agreement and the performance by it of its obligations under this Agreement, and the transactions contemplated by this Agreement, will not:
(i)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(A)	its or any Mass Subsidiary’s certificate of incorporation, articles or by-laws or other charter documents or any agreement with a shareholder or agreement covering any of the Significant Investees;
(B)
any Laws (subject to obtaining the regulatory consents contemplated by this Agreement or the regulatory consents disclosed in the Mass Disclosure Letter), except to the extent that the violation or breach of, or default under, any Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Mass;

(C)	any material note, bond, mortgage, indenture, contract, licence, permit or, government grant to which Mass or any Mass Subsidiary is party or by which it is bound; or
(D)	any judgment, decree, order or award of any Governmental Entity or arbitrator;
(ii)
give rise to any right of termination, acceleration or cancellation of indebtedness of Mass or any Mass Subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of Mass, any Mass Subsidiary to cease to be available;

(iii)
give rise to any right of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, agreement, license, franchise or permit except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Mass; or

(iv)
result in the imposition of any Encumbrance upon any assets of Mass or any Mass Subsidiary except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Mass.

4. Consents and Approvals
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or any other third party is required to be obtained by Mass in connection with the consummation of the transactions contemplated by this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.
5. No Default
Neither Mass nor any of the Mass Subsidiaries or Significant Investees, nor, to the knowledge of Mass, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (a) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Mass or any Mass Subsidiary or Significant Investee is a party; or (b) any other contract, agreement, lease, license, permit, franchise, or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Mass.
6. Public Filings
Mass has filed all documents or information required to be filed by it under Laws or with the Vienna Stock Exchange (all such documents filed prior to the date hereof and listed in the Mass Disclosure Letter are herein collectively, the “Mass Public Documents”) since January 1, 2008. All the Mass Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Mass Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Mass has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Mass which has not been disclosed in the Mass Public Documents filed on or before the date hereof.

7. Financial Statements
The audited consolidated financial statements of Mass for the fiscal year ended December 31, 2009 and the unaudited interim financial statements for the six months ended June 30, 2010 (including any related notes thereto) have each been prepared in accordance with International Financial Reporting Standards and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Mass and the Mass Subsidiaries and Significant Investees on a consolidated basis as at December 31, 2009 and June 30, 2010, respectively, as applicable, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).
8. Disclosure Controls and Procedures
Mass has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Mass under Laws is recorded, processed, summarized and reported within the time periods specified in the Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Mass in the Mass Public Documents is accumulated and communicated to the management of Mass, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
9. Internal Control Over Financial Reporting
Mass maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Mass and the Mass Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Mass and the Mass Subsidiaries are being made only in accordance with authorizations of management and directors of Mass and the Mass Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Mass or the Mass Subsidiaries that could have a material effect on its financial statements. To the knowledge of Mass, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Mass that are reasonably likely to adversely affect Terra Nova’s ability to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Mass. Since December 31, 2009, Mass has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Mass regarding questionable accounting or auditing matters.

10. United States Securities Laws
(a) Mass is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.
(b) Mass is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
(c) The Common Shares are not registered pursuant to Section 12 of the Exchange Act.
11. Liabilities and Indebtedness
Except as disclosed in the financial statements referred to in Section 7 of this Schedule or in the Mass Disclosure Letter, neither Mass nor any of the Mass Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person.
12. No Brokers
Except for the fee to be paid to the Mass Financial Advisor pursuant to its engagement letter with Mass, a true and complete copy of which has been delivered to Terra Nova, Mass has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with this Agreement and the transactions contemplated herein.
13. Books and Records
The financial books, records and accounts of Mass and each of the Mass Subsidiaries and Significant Investees, in all material respects: (a) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Mass, the Mass Subsidiaries and the Significant Investees; and (c) accurately and fairly reflect the basis for Mass’s financial statements. Mass’s, the Mass Subsidiaries’ and the Significant Investees’ corporate records and minute books have been maintained substantially in compliance with Laws and are complete and accurate in all material respects, and full access thereto has been provided to Terra Nova.
14. Absence of Certain Changes or Events
Since December 31, 2009, except as disclosed in the Mass Public Documents or in the Mass Disclosure Letter, and other than for the purposes of the transactions contemplated herein:
(a) Mass and each of the Mass Subsidiaries, and, to the knowledge of Mass, each of the Significant Investees, has conducted its business only in the ordinary course of business consistent with past practice;

(b) there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Mass;
(c) neither Mass nor any Mass Subsidiary or, to the knowledge of Mass, any Significant Investee has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of Mass;
(d) there has not been any incurrence, assumption or guarantee by Mass or any Mass Subsidiary or to the knowledge of Mass, any Significant Investee of any debt for borrowed money, any creation or assumption by Mass or any Mass Subsidiary or Significant Investee of any Encumbrance, or any making by Mass or any Mass Subsidiary or Significant Investee of any loan, advance or capital contribution to or investment in any other person; and
(e) Mass has not effected any change in its accounting methods, principles or practices.
15. Litigation
(a) There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Mass, threatened against Mass or any Mass Subsidiary or, to the knowledge of Mass, any Significant Investee or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Mass or the Mass Subsidiary or Significant Investee, as the case may be, would, individually or in the aggregate: (i) reasonably be expected to have a Material Adverse Effect in respect of Mass, nor is Mass aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success, or (ii) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(b) Neither Mass nor any Mass Subsidiary or, to the knowledge of Mass, any Significant Investee is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of Mass.
(c) Neither Mass nor any Mass Subsidiary or, to the knowledge of Mass, any Significant Investee is subject to any warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered or previously delivered that if resolved adversely to Mass, the Mass Subsidiary or the Significant Investee would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Mass.
16. Employment Matters
(a) Set forth in the Mass Disclosure Letter is a complete list of the names of each director, officer and employee of Mass, a Mass Subsidiary or a Significant Investee who is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such person following a change of control of Mass which, in any individual case, exceeds $750,000.

(b) Except as set forth in the Mass Disclosure Letter or the Mass Public Documents, Mass has not declared or paid, or committed to declare or pay, any amount to any person which, in any individual case, exceeds $750,000, in respect of a performance or incentive or other bonus in respect of all or any part of the 2010 calendar year or in connection with the completion of the Offer or any other Contemplated Transactions.
(c) Neither Mass nor any Mass Subsidiary or, to the knowledge of Mass, Significant Investee is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not reasonably be expected to have a Material Adverse Effect in respect of Mass.
(d) Neither Mass nor any Mass Subsidiary or Significant Investee: (i) is party to any collective bargaining agreement with a term that expires within the 12-month period following the date of this Agreement; or (ii) has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdown or lockouts, union representation or organizing activities or unlawful labour practices or actions that, in the case of (i) and (ii), would individually or in the aggregate reasonably be expected to have a Material Adverse Effect in respect of Mass.
17. Tax Matters
(a) Mass and each of the Mass Subsidiaries and, to the knowledge of Mass, Significant Investees has duly and in a timely manner filed all Tax returns required to be filed by it and all such returns are correct and complete in all material respects and fully disclose the income and expenses as required or permitted by Law. Mass and each of the Mass Subsidiaries and, to the knowledge of Mass, Significant Investees has paid all Taxes, including installments, which are due and payable, and has paid all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Mass; except as disclosed in the Mass Public Documents or in the Mass Disclosure Letter, there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Mass, threatened against Mass or any of the Mass Subsidiaries or, to the knowledge of Mass, Significant Investees in respect of Taxes or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority which would reasonably be expected to have a Material Adverse Effect in respect of Mass.
(b) Mass and each Mass Subsidiary and, to the knowledge of Mass, Significant Investees has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under Law.

18. Related Party Transactions
Neither Mass nor any of the Mass Subsidiaries is indebted to any director, officer, employee or agent of Mass or any of the Mass Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Other than as disclosed in the Mass Public Documents, no director, officer, employee or agent of Mass or any of the Mass Subsidiaries or Significant Investees is a party to any loan, contract, arrangement or understanding or other transactions with Mass or any of the Mass Subsidiaries required to be disclosed pursuant to Laws.
19. Operational Matters
Except as disclosed in the Mass Public Documents or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Mass:
(a) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Mass, the Mass Subsidiaries or the Significant Investees, have been properly and timely paid;
(b) all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Mass, the Mass Subsidiaries or the Significant Investees have been duly paid, performed, or provided for prior to the date hereof;
(c) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Mass, the Mass Subsidiaries or the Significant Investees is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
20. Licenses
Mass and each of the Mass Subsidiaries and Significant Investees owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits, certificates, orders, grants, approvals and other authorizations (the “Mass Permits”) of or from any Governmental Entity necessary to conduct its businesses as now conducted. No suspension or cancellation of any of the Mass Permits is pending, or to the knowledge of Mass, threatened.
21. Insurance
All policies of insurance in force as of the date hereof naming Mass or a Mass Subsidiary as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of this Agreement or the transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Mass.

22. Material Contracts
Except as set forth in the Mass Disclosure Letter or in the Mass Public Disclosure, there is no contract to which Mass, a Mass Subsidiary or a Significant Investee is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of Mass; (b) is a contract or group of related contracts which involves payments to or by Mass, or a Mass Subsidiary or a Significant Investee of more than $5 million for the reasonable life of the contract (other than contracts with suppliers and customers entered into in the ordinary course of business); (c) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Mass, a Mass Subsidiary or Significant Investee; (d) is a contract pursuant to which Mass, a Mass Subsidiary or Significant Investee provides an indemnification to any other person (other than Mass, a Mass Subsidiary or a Significant Investee), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of $5 million (the contracts described in items (a) to (d) collectively, the “Mass Contracts”). All Mass Contracts are legal, valid, binding and in full force and effect and are enforceable by Mass, the Mass Subsidiaries and the Significant Investees in accordance with their respective terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto, Mass, the Mass Subsidiaries and the Significant Investees have performed in all material respects all respective obligations required to be performed by them to date under the Mass Contracts and are not, and are not to Mass’s knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.
23. Pension and Employee Benefits
Except as set forth in the Mass Disclosure Letter:
(a) Mass has complied, in all material respects, with all the terms of all agreements and all Laws in respect of the pension and other employee compensation and benefit obligations of Mass, the Mass Subsidiaries and the Significant Investees, including the terms of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Mass, the Mass Subsidiaries or the Significant Investees (collectively referred to as “Applicable Plans”), and all Applicable Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable;

(b) no step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Applicable Plans or their assets which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect in respect of Mass; and
(c) no event has occurred or condition exists with respect to any of the Applicable Plans or relating to any employee of Mass, the Mass Subsidiaries or the Significant Investees which, individually or in the aggregate, is reasonably likely to result in a material liability to Mass, the Mass Subsidiaries or the Significant Investees, as applicable.
24. Top-Up Shares
The Top-Up Shares, when and if issued pursuant to the Top-Up Option, shall be duly and validly authorized and issued as fully paid non-assessable Common Shares of Mass.
25. Cumulative Breach
The breaches, if any, of the representations made by Mass in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or would reasonably be expected to have a Material Adverse Effect with respect to Mass or, in the event that any Contemplated Transaction were consummated, would reasonably be expected to materially adversely affect Terra Nova’s ability to perform its obligations under this Agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith
Michael Smith
President and Chief Executive Officer

Date: September 29, 2010